PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

VIA EDGAR CORRESPONDENCE

July 31, 2012

Mara L. Ransom

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Lightcollar, Inc.

Post-Effective amendment 2 to Form S-1

Filed July 12, 2012

File No. 333-174759

Dear Ms. Ransom:

This letter is in response to your comment letter dated July 30, 2012, with regard to the Post-Effective Amendment to the Form S-1 filing of Lightcollar, Inc., a Nevada corporation (“Lightcollar” or the "Company") filed on July 12, 2012.  Responses to each comment have been keyed to your comment letter.

General

1.

The filing has been amended to reflect the termination date of June 11, 2012.  We affirm that no shares were sold between June 11, 2012 to June 14, 2012.

Executive Compensation, page 38

2.

This table has been updated for the year ended March 31, 2012.

Please contact this office with any further comments or questions.  We are filing the redlined version of the amendment to the Post-Effective Amendment and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Lightcollar in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

505 W. Riverside Avenue, Suite 500, Spokane, WA 99201 • T (509) 252-5066  • F (509) 252-5067 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mara L. Ransom

Division of Corporation Finance

July 31, 2012

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ Robert J. Burnett

Robert J. Burnett

RJB:aqs